July 12, 2006

VIA EDGAR AND FAX

Mr. Brad Skinner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Activision, Inc. (File No. 001-15839)
Form 10-K: For the Fiscal Year Ended March 31, 2006
Filed June 9, 2006

Dear Mr. Skinner:

This letter is submitted on behalf of Activision, Inc. (“Activision” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter to Robert A. Kotick, dated June 15, 2006.

For reference purposes, the text of your letter dated June 15, 2006 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filing noted above.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations — Fiscal Years Ended March 31, 2006 and 2005

STAFF COMMENT

1.                                       We note that, as your income from operations deteriorated and your investment income increased in 2006, investment income became a significant component of your overall results. In this regard, we note that your investment income represented over 60% of your pre-tax income and the amount more than doubled from 2005. Considering that this investment income represented such a large component of your earnings, explain to us how you concluded that the brief disclosure on page 42 was appropriate in order to comply with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

MANAGEMENT RESPONSE

The disclosure requirements of Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350 essentially require disclosure, discussion, and analysis of material events or trends that affect our results of operations. As noted in the Staff’s comment, in fiscal 2006 we experienced a significant decline in operating income and an increase in investment income, resulting in investment income representing a larger percentage of pre-tax income. The major contributing factor to investment income becoming such a large component of earnings was mostly operational and due to the significant decline in operating income. We believe that our MD&A provided a thorough discussion of the events and trends that contributed to the deterioration in operating income and, therefore, the resulting increase in investment income as a percentage of pre-tax income. Our MD&A addressed the impacts of operational changes across territories, platforms, segments, as well as overall changes in the market place. In addition, we believe that we have appropriately detailed the factors contributing to the more than 100% increase in investment income as compared to the prior year within the discussion on page 42.  Investment income increased by $17.5 million from fiscal 2005 to fiscal 2006. Of that increase $4.2 million was due to sales of two investments as disclosed within the discussion on page 42. The additional increase was primarily the result of an increase in interest rates and invested balances, as was also disclosed on page 42. From our liquidity and capital resources disclosure on page 53,  the reader can view the overall increase, compared to prior year, in cash and cash equivalents and short-term investments. Our interest rate risk disclosure on page 61, presents the amounts and related weighted average interest rates of our investment portfolio as of March 31, 2006. In conclusion, we believe that the main contributory factors to the increase in investment income both as a percentage of pre-tax income and in absolute dollars have been appropriately addressed in compliance with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

Provision for Income Taxes, page 42

STAFF COMMENT

2.                                       We note that your discussion regarding the material decline in your effective tax rate appears limited to MD&A disclosure that states, “The significant items that generated the variance between our effective rate and our statutory rate of 35% were research and development tax credits and the impact of foreign tax rate differentials.”  Please explain this rate change to us in more detail. In addition, considering that your tax rate appears to have ranged from 30% to 37% over the previous five years, tell us how you concluded this brief disclosure was appropriate in order to comply with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

MANAGEMENT RESPONSE

In considering whether the disclosure within the MD&A was in compliance with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350, Activision considered that the disclosure within the MD&A when combined with the rate reconciliation provided in footnote 12 to the consolidated financial statements on page F-25 provided adequate disclosure of the reasons for the material decline in our effective tax rate. As discussed in the MD&A and as presented in the rate reconciliation, the main contributors to the decline in the effective tax rate were the impact of research and development tax credits and foreign tax rate differentials. Tax credits, by their nature of being fixed dollar amounts rather than being based upon a percentage of pre-tax income, will impact the tax rate more significantly at lower levels of pre-tax income, as we experienced in fiscal 2006.  We believe that the reader can readily understand the impact of tax credits and that the effective tax rate will fluctuate more significantly at lower levels of pre-tax income. In future filings we will provide more explicit explanation as to how tax credits impact the effective rate.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 10. Operations by Reportable Segments and Geographic Area, page F-20

STAFF COMMENT

3.                                       Please explain to us why you have not reported revenues attributed to any individual countries. Refer to paragraph 38(a) of SFAS 131.

MANAGEMENT RESPONSE

Paragraph 38(a) of SFAS 131 requires disclosure of revenues from external customers attributed to the country of domicile, to all foreign countries in total, and to individual foreign countries, if material. Activision has consistently disclosed net revenues by geographic area by showing net revenues attributable to North America, Europe, and other areas. These groupings represent geographical areas that consist of countries with similar economic characteristics and are reflective of how we manage the business.  North America consists of business in United States, Canada, and Latin America. Canada and Latin America represent less than 4% of total net revenues and, as such, are grouped into North America rather than separately disclosed. Europe primarily consists of net revenues in the United Kingdom, France, Germany, Italy, Spain, Nordic countries, and Benelux countries. Our Europe grouping represents countries with similar economic characteristics and risks that are part of the European Union. Although specific game titles may sell differently in each specific country, due to the wide range of product offerings across multiple genres and platforms, we do not believe this aspect  represents a specific concentration of risk within one particular country. In addition, our chief operating management regularly reviews

European Publishing and European Distribution as a whole geographic area.  Our other grouping represents revenues in Australia and Japan and is less than 3% of consolidated revenues. In conclusion, we believe the geographical groupings presented, consist of countries with similar economic characteristics and risks without material differences, and are reflective of how we manage the business.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to its filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310)496-5238  or George Rose, Esq., our Sr. Vice President and General Counsel, at (310)255-2603.

Sincerely,

Thomas Tippl

cc:                                 Robert A. Kotick
Rob Helmholz (PricewaterhouseCoopers LLP)
Brian G. Kelly
George Rose, Esq.
Kenneth L. Henderson, Esq. (Bryan Cave LLP)
Mark Kronforst